Item 1: Security and Issuer
Medicsight Inc
Common Stock par value $0.001
46 Berkley Square
London
W1J 5AT
United Kingdom

Item 2: Identity and Background
VHC Partners LLP
Investment Manager
24 High Street
Wimbledon
London
SW19 DX
United Kingdom
d) none
e) none

Item 3: Source and Amount of Funds or Other Consideration
Investment subscriptions
USD 8,088,986.18

Item 4: Purpose of Transaction
Investment (capital appreciation)

Item 5: Interest in Securities of the Issuer
a)	VHC Partners LLP: 2,661,300 (8.62%)
b) 	VHC Partners LLP sole voting power: 2,661,300 shares
VHC Partners LLP sole dispositive power: 2,661,300 shares

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7: Material to be Filed as Exhibits none